Exhibit 99.1

Jaguar Mining Announces Filing of Interim Financial Statements

TSX-V:JAG

TORONTO, Aug. 26, 2014 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") announces the filing of its financial statements and management's discussion and analysis for the interim period ended June 30, 2014 on www.sedar.com.

About Jaguar Mining Inc.

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northeastern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE Jaguar Mining Inc.

%CIK: 0001333849

For further information: Derrick Weyrauch, Chief Financial Officer, dweyrauch@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 10:02e 26-AUG-14